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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]






                                                          Paris, August 25, 2003


                         Statement on DuPont Tax Issue


On August 21, 2003, Vivendi Universal [NYSE: V; Paris Bourse: EX FP] received formal notification from the IRS that it is challenging the tax treatment reported by Seagram of the redemption in April 1995 of 156 million of the DuPont shares held by Seagram. As previously announced on April 2, 2003 in a press release and as disclosed in the company's filings and reports with French and US regulatory authorities, the IRS is claiming an additional tax of approximately $1.5 billion plus interest. Vivendi Universal will contest the IRS's claim in the U.S. Tax Court.

Vivendi Universal continues to believe that the tax treatment is fully compliant with US tax laws in force at the time. While the outcome of any controversy cannot be predicted with complete certainty, Vivendi Universal believes that this dispute with the IRS will be resolved so as not to have a material adverse effect on its financial statements as a whole. Vivendi Universal believes that it has adequately reserved in its financial statements with respect to such matter.

Important Disclaimer:
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (www.sec.gov http://www.sec.gov/) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

CONTACTS:

Media                                           Investor Relations

Paris                                           Paris
Antoine Lefort                                  Daniel Scolan
+33 (1).71.71.1180                              +33 (1).71.71.3291
Agnes Vetillart                                 New York
+33 (1).71.71.3082                              Eileen McLaughlin
Alain Delrieu                                   +(1) 212.572.8961
+33 (1).71.71.1086